DLA Piper US LLP The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com Wm. David Chalk david.chalk@dlapiper.com T 410.580.4120 F 410.580.3001
August 23, 2007
By Facsimile Only
Kathleen Krebs
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3720
Washington, DC 20549

Re:	PHH Corporation Preliminary Proxy Statement on Schedule 14A Amendment No. 2 Filed August 23, 2007 File No. 1-07797
Dear Ms. Krebs:
     This letter is submitted on behalf of PHH Corporation (the “Company”) in response to the comment you provided on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A. Attached hereto as Exhibit A please find the Company’s proposed response to your comment.
     Thank you very much for your attention to this matter. Please contact me at (410) 580-4184 should you have any questions concerning this letter or require further information.

Very truly yours, DLA Piper US LLP
/s/ Sanjay M. Shirodkar
Sanjay M. Shirodkar

cc:	William F. Brown, Esq. (with enclosure) Wm. David Chalk (with enclosure)

Exhibit A
The Realogy Consent provides that, effective upon completion of the sale of our mortgage business to Blackstone (which we contemplate will be substantially simultaneous with the consummation of the merger), Realogy will receive a ~~specified~~ fee of three million dollars upon the consummation of the sale of the mortgage business for its consent to, and waiver of certain of its rights under its contracts with us in connection with, the proposed merger, the sale of the mortgage business and the related transactions. We also agreed under the Realogy Consent to certain amendments to our contracts with Realogy effective upon completion of the sale of our mortgage business to Blackstone. These amendments will apply over the term of our contracts with Realogy and include limitations on the scope of the noncompetition restrictions contained in our contracts with Realogy to PHH Mortgage and its subsidiaries (and terminate its application to the fleet management business), amendments to the parties and events with which a future acquisition of the mortgage business would result in a change in control under such contracts, the addition of a private label brand under our marketing agreement with Realogy, and adjustments to the fees that we pay to Realogy under our marketing agreement and our trademark license agreement and the fees that PHH Home Loans pays to us under our management services agreement.